

BaseMap Source: Natural Resources Canada (Atlas of Canada)
http://atlas.gc.ca/site/index.html

# DYNAMIC GOLD CORP.

## Sobeski Lake Area
## Sobeski Lake Property

## FIGURE 2 - LOCATION MAP

| To Accompany a Report by E. Ostensoe, P. Geo., dated July 07, 2004 | 0   150   300   450   500 km | TERRACAD GIS SERVICES |
|---|---|---|